UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)

CNH Global N.V.
(formerly New Holland N.V.)
(Name of Issuer)

Common Stock, par value €2.25
(Title of Class of Securities)

N20935 20 6
(CUSIP Number)

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
United States
Telephone: +1-212-558-4000
Facsimile: +1-212-558-3588
Email: millersc@sullcrom.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

October 8, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Fiat Industrial S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) o
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - o
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person (See Instructions) HC, CO

1	Name of Reporting Persons Fiat Netherlands Holding N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) o (b) o
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☒
6	Citizenship or Place of Organization The Kingdom of The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) o
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. & (the “Amendment”) amends the Statement on Schedule 13D, as amended and restated by Fiat Industrial S.p.A., a corporation organized under the laws of the Republic of Italy (“Fiat Industrial”) and Fiat Netherlands Holding N.V., a corporation organized under the laws of the Kingdom of The Netherlands (“Dutch Holdings”), on May 30, 2012, (the “Original Schedule 13D”).  The Original Schedule 13D was initially filed by Fiat S.p.A., a corporation organized under the laws of the Republic of Italy, and Dutch Holdings on March 25, 1999. Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

(a) As of October 5, 2012 Dutch Holdings directly beneficially owned an aggregate of 211,866,037 CNH Shares and Fiat Industrial indirectly beneficially owned an aggregate of 211,866,037 CNH Shares.  As of September 30, 2012, based on the information available to Fiat Industrial, there were 241,200,603 CNH Shares issued and outstanding.  Based on that information, the CNH Shares beneficially owned by Fiat Industrial represent approximately 87.8% of the outstanding shares of the Issuer.

Mr. Richard Tobin, a director of Dutch Holdings and president and chief executive officer of the Issuer, beneficially owns 16,710 CNH Shares, representing less than 0.01% of the Issuer’s capital stock.

Ms. Linda Knoll, an executive officer of Fiat Industrial and the Issuer, beneficially owns 4,477 CNH Shares, representing less than 0.01% of the Issuer’s capital stock.

Mr. Alessandro Nasi, an executive officer of Fiat Industrial and the Issuer, beneficially owns 2,546 CNH Shares, representing less than 0.01% of the Issuer’s capital stock.

Except as described herein, neither Fiat Industrial, nor Dutch Holdings nor, to the best knowledge of Fiat Industrial or Dutch Holdings, any of the persons listed in Schedule A, beneficially own any CNH Shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On October 5, 2012, Fiat Industrial announced, in response to press reports purporting to describe the activities of the Issuer’s Special Committee referred to in the following paragraph, that Fiat Industrial has not yet received a response to the Proposal Letter from the Special Committee, and that presentations to the Special Committee by Fiat Industrial’s management of the business plans of Iveco and FPT Industrial were just completed.

On October 8, 2012, Fiat Industrial, Dutch Holdings and the Issuer entered into a letter agreement (the “Letter Agreement”) relating to the compensation to be paid to members of a Special Committee of the Issuer’s board of directors (the “Special Committee Compensation”).  The Special Committee was constituted by the Issuer’s board of directors for the sole purpose of evaluating the transaction proposed by Fiat Industrial pursuant to the Proposal Letter.  The Issuer informed Fiat Industrial that the Issuer’s board of directors had authorized, subject to receipt of required shareholder approval, additional compensation to be paid to the members of the Special Committee for their service on the committee.  Pursuant to the Letter Agreement, Dutch Holdings has agreed to, and Fiat Industrial has agreed to cause Dutch Holdings to, at the next shareholders’ meeting of the Issuer, vote CNH Shares to approve the Special Committee Compensation.

ITEM 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

1.2  Joint Filing Agreement among Fiat Industrial and Dutch Holdings pursuant to Rule 13d-1(k)(1).

99.13 Letter Agreement, dated as of October 8, 2012 among Fiat Industrial S.p.A., Fiat Netherland Holdings N.V. and CNH Global N.V.

9.14 Press release of Fiat Industrial, dated  October 5, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2012

FIAT INDUSTRIAL S.P.A.

By:	/s/ Roberto Russo
	Name:	Roberto Russo
	Title:	General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 10, 2012

FIAT NETHERLANDS HOLDING N.V.

By:	/s/ Jacob Meint Buit
	Name:	Jacob Meint Buit
	Title:	Director

SCHEDULE A

Fiat Industrial S.p.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat Industrial S.p.A.  Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o Fiat Industrial S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME, POSITION WITH FIAT INDUSTRIAL S.P.A. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Sergio Marchionne Chairman Dual Canadian and Italian citizenship	Chairman of Fiat Industrial S.p.A., Chief Executive Officer of Fiat S.p.A. and Chairman and CEO of Chrysler Group LLC
Alberto Bombassei Independent Director	Chairman of Brembo S.p.A.
Gianni Coda Director	Chief Operating Officer Europe, Africa and Middle East of Fiat S.p.A.
John Elkann Director	Chairman of Fiat S.p.A.
Patrizia Grieco Director	Chairman and Chief Executive Officer of Olivetti S.p.A.
Robert Liberatore Independent Director	Senior Adviser of the Boston Consulting Group
Libero Milone Independent Director	Chairman of the Compliance Program Supervisory Body of Wind Telecom S.p.A.

Giovanni Perissinotto Independent Director
Guido Tabellini Independent Director	Rector of Università Bocconi of Milan, Italy
Jacqueline A. Tammenoms Bakker Director Dutch citizenship	Trustee of Van Leer Group Foundation, NL
John Zhao Independent Director U.S. citizenship	Executive Vice President of Legend Holdings
Richard Tobin Executive Officer U.S. citizenship	President and Chief Executive Officer, CNH (Fiat Industrial S.p.A.)
Alfredo Altavilla Executive Officer	President and Chief Executive Officer, Iveco S.p.A. and Head of Business Development of the Fiat Group

Giovanni Bartoli Executive Officer	President and Chief Executive Officer, FPT Industrial (Fiat Industrial S.p.A.)
Monica Ciceri Executive Officer	Group Controller of Fiat Industrial S.p.A.
Camillo Rossotto Executive Officer	Treasurer and Head of Financial Services of Fiat Industrial S.p.A.
Linda Knoll Executive Officer U.S. citizenship	Chief Human Resources Officer of Fiat Industrial S.p.A. and of Fiat S.p.A.
Roberto Russo Executive Officer	General Counsel of Fiat Industrial S.p.A.
Alessandro Nasi Executive Officer	Head of Business Development of Fiat Industrial S.p.A.

Fiat Netherlands Holding N.V.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat Netherlands Holding N.V.

NAME, POSITION WITH FIAT NETHERLANDS HOLDING N.V. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Alfredo Altavilla Chairman Italian citizenship	President and Chief Executive Officer, Iveco S.p.A. and Head of Business Development of the Fiat Group, Via Nizza 250, Turin, 10126, Italy.
Jaap Buit Director Dutch citizenship	Consultant, Schiphol Boulevard 217 1118 BH Schniphol Airport, Amsterdam The Netherlands.
Richard Tobin Director U.S. citizenship	President and Chief Executive Officer of CNH Global N.V., Schiphol Boulevard 217 1118 BH Schiphol Airport, Amsterdam, The Netherlands.
Henk Van Leuven Director Dutch citizenship	Network Director of Trucks and Bus, Iveco S.p.A., Schipol Boulevard 217 1118 BH Schipol Airport, Amsterdam The Netherlands.